UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

April 30, 2014

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary

Companies as of March 31, 20141

First Quarter	2013	2014		2014
(Jan.-Mar.)	(MXN billion)		Variation	(USD billion)		Highlights
Total Sales	396.3	406.9	2.7%	31.1	g	Total hydrocarbons production averaged 3.6 MMboe, crude oil production decreased by 2.1% and natural gas production increased by 1.9%.

Gross Income	192.4	196.6	2.2%	15.0	g	Higher production of petroleum products with greater value added and petrochemicals.

Operating Income	201.5	181.2	-10.1%	13.8	g	The average price of the Mexican crude oil basket decreased by 12.1%, from USD 104.72 to USD 92.10.

Income before Taxes and Duties	219.8	174.2	-20.8%	13.3	g	The average price of regular gasoline in the U.S. Gulf of Mexico decreased by 2.4%, from U.S.¢280.12 to U.S.¢273.40.

Taxes and Duties	224.2	210.1	-6.3%	16.1	g	Taxes and duties represented almost 121% over income before taxes and duties.

Net Income (Loss)	(4.4)	(36.0)		(2.7)	g	EBITDA amounted to MXN 249.4 billion (USD 19.1 billion).

Acronyms used: thousand barrels per day (Mbd), million barrels of oil equivalent (MMboe), million cubic feet per day (MMcfd), thousand tons (Mt).

Uses and Sources as of March 31, 2014

(MXN million)

(1)	Before taxes.
(2)	Excludes Financed Public Works Contract Program.
(3)	Includes change of cash effect of MXN 490 million and of MXN 1,810 million due to adjustments in equity increases made by the Federal Government.

[1]	PEMEX is providing this report to publish its preliminary financial and operational results for the first quarter of 2014. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its first quarter results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on April 30, 2014. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

PEMEX

Operating Results

PEMEX

Main Statistics of Production

	First quarter (Jan.-Mar.)
	2013	2014	Change
Upstream
Total hydrocarbons (Mboed)	3,689	3,643	-1.3%	(46)
Liquid hydrocarbons (Mbd)	2,582	2,537	-1.8%	(45)
Crude oil (Mbd)	2,544	2,492	-2.1%	(52)
Condensates (Mbd)	38	45	18.4%	7
Natural gas (MMcfd)(1)	6,463	6,522	0.9%	59
Downstream
Dry gas from plants (MMcfd)(2)	3,759	3,671	-2.3%	(88)
Natural gas liquids (Mbd)	361	369	2.1%	8
Petroleum products (Mbd)(3)	1,379	1,330	-3.5%	(49)
Petrochemical products (Mt)	1,282	1,441	12.4%	159

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

Upstream 1Q14
Crude Oil Production

During the first quarter of 2014, total crude oil production averaged 2,492 Mbd, a 2.1% decrease as compared to the same period of 2013. This variation was primarily due to:

•     a 3.7% decrease in the production of heavy crude oil due to an increase in the fractional water flow of wells and a natural decline in production at the fields of the Cantarell business unit in the Northeastern Marine region; and

•     a 4.4% decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Crudo Ligero Marino project in the Southwestern Marine region, as well as an increase in the fractional water flow of wells of the Pijije and Sen fields in the Delta del Grijalva project, located in the Southern region.

This decrease was partially offset by a 1.5% increase in light crude oil production at the Kuil, Onel, Chuhuk and Tsimin fields in the Southwestern Marine region, at the Kambesah field in the Northeastern Marine region, at the Artesa field of the Southern region, and at the Gasífero and Bedel fields in the Northern region. Altogether, this group of fields reached an average production of 200 Mbd by the end of the first quarter of 2014.

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PEMEX

Crude Oil Production (Mbd)	Crude Oil Production by Region 1Q14

Crude Oil Production by Field

(Mbd)

Natural Gas Production

During the first quarter of 2014, natural gas production increased by 1.9%[2], as compared to the same quarter of 2013, primarily as a result of a 10.8% increase in associated gas production at the Ku-Maloob-Zaap and Cantarell business units in the Northeastern Marine region, and at the Litoral de Tabasco and Abkatún-Pol-Chuc business units in the Southwestern Marine region.

This increase was partially offset by a 15.8% decline in non-associated gas production during the period caused by a scheduled reduction in drilling activities and the completion of wells at the Veracruz and Burgos Assets in the Northern region.

[2]	Does not include nitrogen.

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PEMEX

Natural Gas Production

(MMcfd)

Natural Gas Production by Asset (MMcfd)	Natural Gas Production by Type of Field 1Q14

Gas Flaring	During the first quarter of 2014, gas flaring increased by 92 MMcfd, primarily due to:

• scheduled maintenance of compression equipment on rigs located in the Northeastern Marine region; and

• non-scheduled shutdowns of compression equipment in the Southwestern Marine region in February.

As a result, the natural gas use as a percentage of production was 97.0% during the first quarter of 2014.

Gas Flaring

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PEMEX

Operational Infrastructure	During the first quarter of 2014:
• the average number of operating wells totaled 9,725, a 2.6% decrease as compared to the average number of operating wells for the same quarter of 2013; and

•   the completion of wells decreased to 135 wells in the first quarter of 2014 from 259 wells in the same period of 2013, a 47.9% decrease, due to a scheduled reduction of activities at the Aceite Terciario del Golfo (ATG) and Burgos business units in the Northern region; and

•   six exploratory wells were completed during the first quarter of 2014, an increase of two wells as compared to the same period of 2013, primarily due to an increase in activities at the Exploración Cuencas del Sureste Marino and Aguas Profundas Sur business units.

Average Number of Operating Wells	Average Operating Wells by Type of Field 1Q14

Completed Wells

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PEMEX

Average Number of Operating Drilling Rigs

Average Drilling Rigs by Type

1Q14

Seismic Information

During the first quarter of 2014, PEMEX acquired additional 2D seismic data by focusing its two-dimensional acquisition efforts on the Loma Bonita Veracruz and Zapatero Pénjamo studies.

In addition, PEMEX focused its 3D seismic data acquisition efforts on the Anhélido and Centauro 3D studies, the latter aimed at identifying new exploratory opportunities in the Perdido Folded Belt.

Seismic Information

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PEMEX

Upstream Projects

Round Zero	During the first quarter of 2014, PEMEX requested Round Zero assignments in order to retain enough resources to maintain our current production levels and provide sufficient exploration opportunities to increase our production and organic growth in the future.

2P Reserves MMMboe 100% = 24.8	3P Reserves MMMboe 100% = 43.8	Total Prospective Resources MMMboe

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PEMEX

Downstream 1Q14

Crude Oil Processing

During the first quarter of 2014, total crude oil processing decreased by 6.4%, as compared to the same period of 2013, primarily due to:

•     scheduled maintenance cycles; and

•     non-scheduled overhaul works.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 3.7 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and distillates.

PEMEX’s usage of its primary distillation capacity decreased by 4.1 percentage points, due to scheduled maintenance cycles, as well as non-scheduled overhaul projects.

Crude Oil Processing (Mbd)

Production of Petroleum Products	During the first quarter of 2014, total petroleum products output decreased by 3.5%, as compared to the same period of 2013, due to an decrease in crude oil processing. Nevertheless, the production of gasoline was slightly higher, as compared to the same period of 2013, while fuel oil production, which is an output with a lower added value, continued to record a downward trend.

Petroleum Products Production (Mbd)

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PEMEX

Variable Refining Margin	During the first quarter of 2014, PEMEX’s NRS recorded a positive variable refining margin of USD 3.34 per barrel, USD 2.06 per barrel above the margin recorded during the first quarter of 2013. This increase was primarily due to an increase in production of gasoline and a recovery of international refining margins during the period.

Variable Refining Margin (USD /b)

Natural Gas Processing and Production

During the first quarter of 2014, natural gas processing decreased by 2.2%, in response to the decreased availability of sweet wet gas from the Northern region. As a result, dry gas production decreased by 2.3%, or 88 MMcfd.

Condensates processing increased by 18.0%, as compared to the first quarter of 2013, due to an increase in the supply of sweet condensates in the Northern region, as well as to increased availability of sour condensates in the Marine regions.

Natural Gas Processing (MMcfd)

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PEMEX

Dry Gas and Natural Gas Liquids Production

Petrochemicals Production

During the first quarter of 2014, the production of petrochemical products increased by 12.4%, or 159 Mt, as compared to the same period of 2013, primarily due to the following:

•     an 82 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the continuous catalytic regeneration (CCR) plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, high octane, toluene and xylene;

•     a 13 Mt increase in production in the methane derivatives chain due to an increased availability of natural gas, which increased the output of carbon dioxide and methanol; and

•     a 30 Mt increase in production in the propylene and derivatives chain, due to greater production of propylene and to the stabilization of the acrylonitrile producer plant.

This increase was partially offset by a 24 Mt decrease in production in the ethane derivatives chain, mainly due to the fact that production of vinyl chloride was transferred to the joint venture between Pemex- Petrochemicals and Petroquímica Mexicana de Vinilo, S.A. de C.V. in September 2013, and is no longer on our records. Moreover, lower volumes of low and high density polyethylene were recorded due to non-scheduled shutdowns.

Petrochemicals Production (Mt)

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PEMEX

Downstream Projects

Sulfur Recovery Unit (SRU-2)

On February 20, 2014, a sulfur recovery unit was launched at the Salamanca refinery. This unit will allow the recovery of liquid sulfur resulting from the refinery’s operating processes, thereby decreasing the emissions of polluting gases.

The SRU-2 plant is one of only nine plants in the world with this kind of reactors and state-of-the-art technology which guarantees a high degree of reliability, performance and operational safety. Startup operations of this plant will increase sulfur recovery by 5 tons per day until it reaches a total of 99.8%. The additional sulfur production will be used for industrial purposes, primarily in the elaboration of paint.

Clean Fuels Program

On February 26, 2014, the Board of Director of Petróleos Mexicanos approved the Clean Fuels Program project to be carried out at the Madero, Mianatitlán, Salamanca, Salina Cruz and Tula refineries. The project investment is expected to total USD 3.4 billion, and its main goal is to produce ultra-low sulfur (ULS) at these refineries. The project involves:

• the construction of four hydro-desulphurization plants at the Madero, Minatitlán and Salamanca refineries;

• a major modernization of four plants in Salina Cruz and Tula;

• a moderate renewal of eight plants in the Salamanca, Salina Cruz and Tula refineries;

• a minor modernization of two plants in the Madero and Minatitlán refineries; and

• the construction of complimentary plants for all refineries.

Second Stage of Los Ramones Gas Project	On March 27, 2014, works began at the “Los Ramones” gas project (2nd stage), which will be comprised of two routes: • Ramones Norte:

• this stretch covers 441 km, from Los Ramones, Nuevo León to Villa Hidalgo, San Luis Potosí and contains two compression stations.

• Ramones Sur:

• this stretch covers 287 km, from Villa Hidalgo to Apaseo el Alto, Guanajuato, and contains one compression station.

The 1st stage, which already began works, will run across Camargo, Tamaulipas and Los Ramones, Nuevo Léon.

Modernization of the Maritime Fleet	On March 31, 2014, two new double-hull tankers, the Kukulcán and Calakmul, began operations. These tankers will distribute fuel along the coasts of the Gulf of Mexico and Pacific Ocean. The addition of these two tankers along with four other similar vessels that began operations during 2013 has modernized PEMEX’s maritime fleet, and will thereby facilitate compliance with distribution programs of petroleum products across Mexico’s coastal waters.

Infrastructure Modernization	On April 1, 2014, Petróleos Mexicanos put in place infrastructure modernization works in order to increase transportation capacity of gasoline and gas from the Gulf of Mexico to the Pacific Ocean by:

•      restoring a 12-inch gas pipeline that runs from Jaltipan, Veracruz to the Salina Cruz refinery in Oaxaca, which will help decrease production costs of refined products by replacing the use of diesel with gas, which will also positively impact the environment; and

•      modernizing the turbines at the pumping station in Donají, Oaxaca. This will increase the transportation of gasoline from the Minatilán refinery to the Salina Cruz refinery through a 16-inch pipeline of 248 km. The Transportation capacity will increase from 55 Mbd to 100 Mbd.

These actions represent a competitive advantage due to lower transportation and production costs of petroleum products from the Minatitlán refinery.

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PEMEX

Transisthmian Corridor

On April 10, 2014, Petróleos Mexicanos submitted its Commercialization Strategy in the Pacific Markets Transisthmian Energy Corridor, which contemplates taking advantage of Mexico’s geographic location, the installed petroleum infrastructure in the southeastern portion of the country and of the production of hydrocarbons in the Gulf of Mexico to participate in Central American markets, as well as those of South America and Asia.

Currently, Petróleos Mexicanos contains maritime terminals in Pajaritos, Veracruz and in Salina Cruz, Oaxaca, on both coasts of the isthmus of Tehuantepec. However, PEMEX will likely require additional transportation and storage infrastructure, including the construction of natural gas, propane and naphtha pipelines. Pemex - Gas & Basic Petrochemical plans to seek an appropriate business partnership arrangement to construct the additional infrastructure required.

Gas Stations	As of March 31, 2014, a total of 10,535 gas stations have been recorded, an increase by 1.14%, as compared to the same period of 2013.

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PEMEX

Financial Results

PEMEX

Consolidated Income Statement

	First quarter (Jan.-Mar.)
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total sales	396,254	406,934	2.7%	10,680	31,102
Domestic sales	214,019	231,044	8.0%	17,025	17,659
Exports	180,000	173,191	-3.8%	(6,809)	13,237
Services income	2,236	2,699	20.7%	463	206
Cost of sales	203,842	210,332	3.2%	6,489	16,076
Gross income	192,412	196,603	2.2%	4,190	15,027
Other revenues (expenses)	40,574	17,178	-57.7%	(23,396)	1,313
IEPS accrued	34,486	15,905	-53.9%	(18,581)	1,216
Other	6,088	1,273	-79.1%	(4,815)	97
Transportation and distribution expenses	7,583	7,328	-3.4%	(255)	560
Administrative expenses	23,885	25,284	5.9%	1,399	1,932
Operating income (loss)	201,517	181,169	-10.1%	(20,349)	13,847
Total interest expense	(17,387)	(13,088)	24.7%	4,299	(1,000)
Total interest income	3,317	5,023	51.5%	1,707	384
Foreign exchange profit (loss)	32,577	(87)	-100.3%	(32,665)	(7)
Profit sharing in non-consolidated subsidiaries and affiliates	(238)	1,135	576.8%	1,373	87
Income before taxes and duties	219,786	174,152	-20.8%	(45,634)	13,311
Taxes and duties	224,174	210,105	-6.3%	(14,069)	16,059
Duties over hydrocarbon extraction and other	221,978	207,676	-6.4%	(14,302)	15,873
Oil income tax	1,066	1,545	44.9%	479	118
Income tax and other	1,129	884	-21.7%	(245)	68
Net income (loss)	(4,388)	(35,953)	-719.3%	(31,565)	(2,748)
Other comprehensive results	(3,639)	(2)	100.0%	3,637	(0)
Investment in equity securities	271	160	-40.9%	(111)	12
Conversion effect	(3,909)	(162)	95.9%	3,748	(12)
Comprehensive income (loss)	(8,027)	(35,955)	-347.9%	(27,928)	(2,748)

Sales

During the first quarter of 2014, total sales increased by 2.7% or MXN 10.7 billion, as compared to the same quarter of 2013, primarily as a result of:

•     an 8.8%, or MXN 8.3 billion increase in domestic sales of gasoline, excluding the accrued amount of IEPS[3] credit[4]; and

•     a 47.0%, or MXN 7.0 billion increase in domestic sales of gas, mainly due to a 77.0% rise in its price.

[3]	Special Tax on Production and Services (IEPS).
[4]	Including the accrued amount of IEPS credit, domestic sales of gasoline recorded an 8.0% decrease, primarily as a result of a 2.4% decrease in the average price of regular gasoline in the U.S. Gulf of Mexico, from USD ¢280.12 to USD ¢273.40.

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PEMEX

These increases were partially offset by:

•        a 49.7%, or MXN 8.2 billion decrease in fuel oil domestic sales, primarily due to a 50.8% reduction in sales volume; and

•        a 3.8%, or MXN 6.8 billion pesos decrease in exports, mainly due to a 12.1% decline in the average price of the Mexican crude oil basket, from USD 104.72 per barrel in the first quarter of 2013, to USD 92.10 per barrel in the same period of 2014. As well as by a 1.1% decrease in the volume of crude oil exports, amounting to 1,191 Mbd.

Sales Evolution (MXN million)

Exports (MXN million)	Crude Exports by Region 1Q14

Domestic Sales including IEPS Credit (MXN million)	Domestic Sales of Petroleum Products 1Q14

Cost of Sales & Operating Expenses	A 3.2%, or MXN 6.5 billion increase in cost of sales was recorded during the first quarter of 2014, as compared to the same period of 2013, primarily due to a 9.3% or MXN 8.5 billion increase in purchases for resale, primarily due to higher prices of natural gas.

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PEMEX

The previous was partially offset by a 23.6%, or MXN 7.3 billion decrease in operating expenses, mainly due to a decline in provision for liabilities.

In addition, distribution and transportation expenses decreased by 3.4%, or MXN 0.3 billion, while administrative expenses increased by 5.9%, or MXN 1.4 billion.

During the first quarter of 2014, the net cost of employee benefits recorded under cost of sales and under general expenses decreased by 3.7%, or MXN 1.1 billion, due to adjustments to the actuarial calculation method.

Evolution of Gross Income (MXN million)

Other Revenues (expenses)	The sum of other revenues and expenses during the first quarter of 2014 represented a MXN 17.2 billion revenue, as compared to revenues for MXN 40.6 billion during the same period of 2013. This variation was primarily due to an MXN 18.6 billion decrease in the accrued amount of IEPS credit.

Evolution of Operating Income (Loss) (MXN million)

Interest Income & Interest Expense	During the first quarter of 2014, interest expenses decreased by 24.7%, due to a MXN 6.5 billion reduction in financial derivative costs, while interest income increased by 51.5%, due to a MXN 1.9 billion increase in financial derivatives income.

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PEMEX

Exchange Rate Variation	In addition, PEMEX recorded a foreign exchange loss of MXN 87 billion during the first quarter of 2014, as compared to a foreign exchange gain of MXN 32.6 billion during the same period of 2013. The Mexican peso recorded a 0.1% depreciation against the U.S. dollar during the first quarter of 2014, as compared to the 5.0% peso appreciation recorded during the same quarter of 2013.

Taxes and Duties	During the first quarter of 2014, taxes and duties paid decreased by 6.3%, or MXN 14.1 billion, primarily due to a decrease in the price of the Mexican crude oil basket, as well as lower production volumes. Nevertheless, the ratio of taxes and duties paid over income before taxes and duties increased from 102.0% during the first quarter of 2013, to 120.6% during the same period of 2014.

Evolution of Taxes and Duties (MXN million)	Taxes and Duties (MXN million)

Net Income (Loss)

During the first quarter of 2014, PEMEX recorded a net loss of MXN 36.0 billion. This was primarily due to:

•     a 12.1% decrease in the price of the Mexican crude oil basket; and

•     a 2.4% decrease in the price of regular gasoline in the U.S. Gulf of Mexico, which directly affected PEMEX’s gasoline sale price; and

•     an 18.6 percentage points increase in taxes and duties paid over income before taxes and duties.

Evolution of Net (Loss) Income 1Q13 vs 1Q14

(MXN million)

(1)	Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others.

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PEMEX

Comprehensive Income (loss)	During the first quarter of 2014, comprehensive loss totaled MXN 36.0 billion, as compared to an MXN 8.0 billion comprehensive loss recorded during the same period of 2013. Other comprehensive results decreased by MXN 3.6 billion due to the effect caused by profit sharing from non-consolidated subsidiary companies.

Consolidated Balance Sheet as of March 31, 2014

PEMEX

Consolidated Balance Sheet

	As of March 31,	As of March 31,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total assets	2,047,390	2,051,440	0.2%	4,050	156,794
Current assets	266,914	267,732	0.3%	818	20,463
Cash and cash equivalents	80,746	83,172	3.0%	2,426	6,357
Accounts, notes receivable and other	122,512	131,395	7.3%	8,883	10,043
Inventories	56,914	46,108	-19.0%	(10,806)	3,524
Derivative financial instruments	6,742	7,056	4.7%	315	539
Investment in equity securities	17,729	18,377	3.7%	649	1,405
Permanent investment in shares of associates	16,780	17,755	5.8%	975	1,357
Property, plant and equipment	1,721,579	1,718,830	-0.2%	(2,749)	131,372
Deferred taxes	2,493	1,317	-47.2%	(1,176)	101
Restricted cash	7,702	9,538	23.8%	1,836	729
Other assets	14,195	17,891	26.0%	3,697	1,367

Total liabilities	2,232,637	2,270,832	1.7%	38,195	173,562
Current liabilities	259,191	250,331	-3.4%	(8,860)	19,133
Short-term debt	90,677	120,796	33.2%	30,119	9,233
Suppliers	106,745	61,019	-42.8%	(45,727)	4,664
Accounts and accrued expenses payable	14,195	11,183	-21.2%	(3,012)	855
Financial Instruments	6,284	5,182	-17.5%	(1,102)	396
Taxes and duties payable	41,289	52,152	26.3%	10,862	3,986
Long-term liabilities	1,973,446	2,020,500	2.4%	47,054	154,429
Long-term debt	750,563	787,308	4.9%	36,744	60,175
Employee benefits	1,119,208	1,130,054	1.0%	10,846	86,371
Provision for diverse credits	69,209	69,835	0.9%	625	5,338
Other liabilities	7,406	8,534	15.2%	1,128	652
Deferred taxes	27,060	24,770	-8.5%	(2,290)	1,893
Total equity	(185,247)	(219,392)	18.4%	(34,145)	(16,768)
Holding	(185,751)	(219,826)	18.3%	(34,075)	(16,802)
Certificates of contribution “A”	114,605	114,605	0.0%	—	8,759
Federal Government Contributions	115,314	117,123	1.6%	1,810	8,952
Legal Reserve	1,002	1,002	0.0%	0	77
Comprehensive accumulated results	(129,066)	(129,068)	0.0%	(3)	(9,865)
Retained earnings (accumulated losses)	(287,606)	(323,488)	12.5%	(35,883)	(24,725)
From prior years	(117,740)	(287,606)	144.3%	(169,866)	(21,982)
For the year	(169,866)	(35,883)	-78.9%	133,983	(2,743)
Participation of non-holding entities	504	434	-13.8%	(70)	33
Total liabilities and equity	2,047,390	2,051,440	0.2%	4,050	156,794

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PEMEX

Working Capital	As of March 31, 2014, working capital was MXN 17.4 billion, primarily as a result of a decrease of MXN 8.9 billion in current liabilities, primarily due to a MXN 45.7 billion reduction in suppliers, which was partially offset by a MXN 30.1 billion increase in short-term debt.

Working Capital 1Q14

(MXN million)

Debt	Total debt increased by 1.7%, or MXN 38.2 billion, due to financing activities carried out for investment projects.

Debt

(MXN million)

1)	Excludes Finance Public Works Contracts Program.
2)	Includes accrued interests, fees and charges for debt issuance, loss under par, Finance Public Works Contracts Program and amortized cost.

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Debt exposure as of March 31, 2014

By currency	By rate

Average Life

(years)

Investment Activities

Activity 1Q14

During the first quarter of 2014, PEMEX spent MXN 97.6 billion in investment activities, which represents 27.3% of the total investment of MXN 357.5 billion that are scheduled for the year. These investments were allocated as follows:

•     MXN 85.0 billion to Pemex-Exploration and Production[5], MXN 11.3 billion of which were allocated to exploration;

•     MXN 9.5 billion to Pemex-Refining;

•     MXN 2.0 billion to Pemex-Gas and Basic Petrochemicals;

•     MXN 0.6 billion to Petróleos Mexicanos Corporate; and

•     MXN 0.5 billion to Pemex-Petrochemicals.

Financing Activities

Financial Markets

•     On January 23, 2014, Petróleos Mexicanos issued the following four series of securities for an aggregate amount of USD 4.0 billion:

i)       USD 500 million of its 3.125% Notes due on 2019;

ii)     a reopening of USD 500 million of its 4.875% Notes, due on January 18, 2024; and

iii)    USD 3.0 billion of its 6.375% Notes, due 2045.

Total demand was approximately ten times the original amount announced to be issued of USD 3.0 billion, representing an all-time record demand from the international markets.

[5]	Includes maintenance expenditures.

PEMEX Results Report as of March 31, 2014	19 / 23
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PEMEX

•    On January 30, 2014, Petróleos Mexicanos issued MXN 12.5 billion of its Certificados Bursátiles as follows:

i)       MXN 3.5 billion, denominated in UDIs (Investment Units) due in 2026, at a 3.94% rate;

ii)     a reopening of MXN 2.0 billion due on February 28, 2019 , at 28 days floating TIIE rate plus six basis points; and

iii)    a reopening of MXN 7.5 billion due on September 12, 2024, at a 7.19% rate.

•    On April 16, 2014, Petróleos Mexicanos issued EUR 1.0 billion of its 3.75% Notes due in 2026. Total demand was approximately six times the original amount issued, representing an all-time record demand for euros issued by Petróleos Mexicanos.

ECA	On March 21, 2014, Petróleos Mexicanos obtained a bilateral credit line from the Export Development Bank of Canada for USD 0.3 billion, which bears interest at a rate of 2.35% and matures in March 2018.

COPF	During the first quarter of 2014, no provisions were carried out through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production.

Liquidity Management	As of March 31, 2014, USD 1.0 billion were disbursed from the syndicated revolving credit lines that are available to PEMEX for USD 3.3 billion.

PEMEX Results Report as of March 31, 2014	20 / 23
www.pemex.com

PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of March 31,
	2013	2014	Change		2014
	(MXN million)				(USD million)

Operating Activities
Net income (loss)	(4,388)	(35,953)	-719.3%	(31,565)	(2,748)
Items related to investing activities	36,947	40,188	8.8%	3,241	3,072
Depreciation and amortization	36,639	37,570	2.5%	932	2,872
Unsuccessful wells	803	2,504	211.7%	1,701	191
Retirement of property, plant and equipment	61	1,249	1956.4%	1,188	95
Profit sharing in non-consolidated subsidiaries and affiliates	(238)	(1,135)	-376.8%	(897)	(87)
Effects of net present value of reserve for well abandonment	(318)	—	100.0%	318	—
Activities related to financing activities	(27,271)	10,616	138.9%	37,887	811
Amortization of primes, discounts, profits and debt issuance expenses	—	(814)	0.0%	(814)	(62)
Interest expense (income)	8,672	10,938	26.1%	2,266	836
Unrealized loss (gain) from foreign exchange fluctuations	(35,943)	493	101.4%	36,435	38
Subtotal	5,288	14,851	180.9%	9,563	1,135
Funds provided by (used in) operating activities	43,528	(33,774)	-177.6%	(77,303)	(2,581)
Financial instruments for negotiation	5,259	(1,417)	-126.9%	(6,676)	(108)
Accounts and notes receivable	(22,402)	(10,719)	52.2%	11,683	(819)
Inventories	12,534	10,806	-13.8%	(1,728)	826
Other assets	(3,480)	(6,054)	-74.0%	(2,575)	(463)
Accounts payable and accrued expenses	(795)	(3,012)	-278.9%	(2,217)	(230)
Taxes paid	15,552	10,862	-30.2%	(4,690)	830
Suppliers	18,538	(45,727)	-346.7%	(64,264)	(3,495)
Provision for diverse credits	(677)	1,754	359.2%	2,430	134
Employees benefits	19,666	10,846	-44.9%	(8,820)	829
Deferred taxes	(667)	(1,113)	-66.8%	(446)	(85)
Net cash flow from operating activities	48,816	(18,923)	-138.8%	(67,740)	(1,446)
Investing activities
Acquisition of property, plant and equipment	(47,622)	(36,070)	24.3%	11,552	(2,757)
Exploration expenses	(288)	(147)	49.0%	141	(11)
Net cash flow from investing activities	(47,910)	(36,217)	24.4%	11,693	(2,768)
Cash needs related to financing activities	906	(55,140)	-6183.1%	(56,047)	(4,214)
Financing activities
Increase of contributions from the Federal Government	—	2,000	0.0%	2,000	153
Decrease of contributions from the Federal Government	—	(190)	0.0%	(190)	(15)
Loans obtained from financial institutions	87,014	97,439	12.0%	10,425	7,447
Amortization of loans	(86,362)	(29,770)	65.5%	56,592	(2,275)
Interest paid	(8,721)	(11,422)	-31.0%	(2,701)	(873)
Net cash flow from financing activities	(8,069)	58,057	819.5%	66,126	4,437
Net Increase (decrease) in cash and cash equivalents	(7,163)	2,917	140.7%	10,079	223
Effect of change in cash value	(1,036)	(490)	52.7%	546	(37)
Cash and cash equiv. at the beginning of the period	119,235	80,746	-32.3%	(38,489)	6,171
Cash and cash equivalents at the end of the period	111,036	83,172	-25.1%	(27,864)	6,357

PEMEX Results Report as of March 31, 2014	21 / 23
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PEMEX

Other Relevant Information

Secondary Laws on the Energy Reform Decree	The secondary laws which will modify and include several provisions set forth in the Mexican Constitution regarding energy matters are expected to be discussed in an extraordinary session of the Congress between May and August 2014.

Strategic Safeguarding Deputy Direction	On March 14, 2014, the Board of Directors of Petróleos Mexicanos approved the creation of the Strategic Safeguarding Deputy Direction in order to strengthen its security policies toward protecting the company’s installations and assets. Consequently, the purview of the Physical Safety Services Office was expanded, and its name was also changed.

Brigadier General Eduardo León Trauwitz, who was Head of the Physical Safety Services Office, has been appointed to lead the new Deputy Direction.

The new area will have three offices: Strategy and Security and Monitoring Systems, Physical Security and Inter-Institutional Safeguarding and Logistics Linkage.

PEMEX Expo Foro	On April 22, 23 and 24, 2014, Petróleos Mexicanos carried out the 2nd Expo Foro PEMEX in order to share among students, researchers, enterprises and general public, the company’s vision in light of the challenges posed by the Energy Reform.

Corporate Procurement and Supply Direction	The Corporate Procurement and Supply Direction led by Arturo Henríquez began operations on March 11, 2014. The new division seeks to establish standard procedures on all purchases of goods, services, public works and operating leases made by Petróleos Mexicanos, in order to expedite decision making processes and generate savings.

Industrial Safety	During the first quarter of 2014, the accumulated frequency index for PEMEX personnel amounted to 0.541, which represented a 27% decrease as compared to the same period of 2013, and is 15% above the Oil & Gas Producers registered standard of 0.474. As a result, the accumulated serious-injuries index decreased 5% as compared to the first quarter of 2013.

Agreements	During the first quarter of 2014, several agreements and memorandums of understanding were signed with different companies and state governments:

GE Energy & Gas

On April 9, 2014, the Mexican Petroleum Institute (IMP) and General Electric (GE) Energy & Gas signed a technology collaboration agreement to improve the productivity of oil and wells both onshore and offshore.

GDF Suez

On April 10, 2014 PEMEX signed a memorandum of understanding with GDF Suez to develop projects focused on protecting the environment, fighting against climate change and support sustainability trough energy efficiency actions, cogeneration, water treatment and the decrease of greenhouse gas emissions, as well as the development of infrastructure to treat and transport natural gas.

Total

On April 10, 2014, PEMEX signed a memorandum of understanding with TOTAL, a French company, to exchange technology related to hydrocarbon exploration and production and explore future business opportunities in non-conventional fields, such as deep waters, as well as in industrial safety and workplace health.

Government of the State of Chiapas

On April 15, 2014, PEMEX signed a framework agreement to set collaboration mechanisms that contribute towards a comprehensive development of all the oil and gas regions in the state. The agreement comprises joint actions in matters such as safety, civil protection, environmental protection, social development, investment development projects, national content marketing, highly skilled human resources training for the oil and industry, as well as mutual benefit works and programming procedures, evaluation and accountability.

PEMEX Results Report as of March 31, 2014	22 / 23
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PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412

Síguenos en	@PEMEX_RI

Rolando Galindo Galvez	Celina Torres Uribe	David Ocañas Jasso

rolando.galindo@pemex.com	celina.torres@pemex.com	david.ocanas@pemex.com

Ana Lourdes Benavides Escobar	Mariana López Martínez	Alejandro López Mendoza

ana.lourdes.benavides@pemex.com	mariana.lopezm@pemex.com	alejandro.lopezm@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos’ 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) on April 30, 2013. EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the annexes to this report. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at March 31, 2014, of MXN 13.0837 = USD 1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX;s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the “final price” is lower than the “producer price”, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2012, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (CNBV) and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities; and

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the Energy Reform Decree;

•	developments affecting the energy sector; and

•	changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex - Exploration and Production, Pemex - Refining, Pemex - Gas and Basic Petrochemicals and Pemex - Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Results Report as of March 31, 2014	23 / 23
www.pemex.com

Annexes

PEMEX

Main Statistics of Production

	First quarter (Jan.-Mar.)
	2013	2014	Change

Upstream
Total hydrocarbons (Mboed)	3,689	3,643	-1.3%	(46)
Liquid hydrocarbons (Mbd)	2,582	2,537	-1.8%	(45)
Crude oil (Mbd)	2,544	2,492	-2.1%	(52)
Condensates (Mbd)	38	45	18.4%	7
Natural gas (MMcfd)(1)	6,463	6,522	0.9%	59
Downstream
Dry gas from plants (MMcfd)(2)	3,759	3,671	-2.3%	(88)
Natural gas liquids (Mbd)	361	369	2.1%	8
Petroleum products (Mbd)(3)	1,379	1,330	-3.5%	(49)
Petrochemical products (Mt)	1,282	1,441	12.4%	159

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

PEMEX

Crude Oil Production by Type

	First quarter (Jan.-Mar.)
	2013	2014	Change
Crude Oil (Mbd)	2,544	2,492	-2.1%	(52)
Heavy	1,374	1,323	-3.7%	(51)
Light	844	857	1.5%	13
Extra-light	326	311	-4.4%	(14)
Offshore Crude Oil / Total	74.3%	75.4%

PEMEX Preliminary Results as of March 31, 2014	1 / 21
www.pemex.com

PEMEX

PEMEX

Crude Oil Production by Asset

	2010	2011	2012				2013				2014
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
						(Mbd)
Total	2,577	2,573	2,560	2,528	2,550	2,540	2,545	2,546	2,561	2,544	2,516	2,506	2,523	2,492
Northeastern Marine Region	1,397	1,365	1,357	1,324	1,325	1,305	1,314	1,313	1,304	1,305	1,314	1,302	1,294	1,274
Cantarell	558	523	517	495	469	455	453	460	449	446	445	443	426	414
Ku-Maloob-Zaap	839	842	841	830	856	850	861	854	855	859	869	859	868	860
Southwestern Marine Region	544	556	555	554	577	583	582	586	591	586	581	595	608	604
Abkatún-Pol Chuc	296	295	277	265	269	264	258	269	275	281	288	299	306	300
Litoral de Tabasco	248	261	278	290	308	319	324	317	317	305	293	296	303	304
Southern Region	532	542	534	529	518	517	505	499	512	498	474	468	484	479
Cinco Presidentes	72	80	81	84	89	93	94	97	100	96	91	92	94	93
Bellota-Jujo	160	152	148	139	134	132	130	129	131	132	132	133	139	131
Macuspana-Muspac(1)	82	82	81	82	79	76	74	76	80	81	80	80	83	84
Samaria-Luna	218	228	223	224	216	216	207	196	201	190	170	163	168	171
Northern Region	104	110	114	121	130	136	143	148	154	155	146	142	137	133
Burgos	1	1	2	3	4	4	5	5	6	7	7	8	9	10
Poza Rica-Altamira	57	59	60	60	61	65	68	69	69	66	63	60	58	58
Aceite Terciario del Golfo(2)	41	46	49	54	62	64	67	69	74	74	67	63	60	54
Veracruz	5	4	3	3	3	3	3	4	5	8	9	10	10	11

(1)	The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Natural Gas Production and Gas Flaring

	First quarter (Jan.-Mar.)
	2013	2014	Change
Total (MMcfd)(1)	5,769	5,881	1.9%	112
Associated	3,855	4,270	10.8%	415
Non-associated	1,914	1,612	-15.8%	(303)
Natural gas flaring (MMcfd)	85	177	108.4%	92
Gas flaring / total	1.5%	3.0%

(1)	Does not include nitrogen.

PEMEX Preliminary Results as of March 31, 2014	2 / 21
www.pemex.com

PEMEX

PEMEX

Natural Gas Production by Asset

	2010	2011				2012				2013				2014
		1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
						(MMcfd)
Total(1)	7,020	6,820	6,704	6,501	6,357	6,380	6,418	6,378	6,363	6,463	6,275	6,328	6,416	6,522
Northeastern Marine Region	1,584	1,507	1,503	1,357	1,258	1,295	1,339	1,354	1,346	1,356	1,386	1,425	1,480	1,601
Cantarell	1,252	1,171	1,167	1,031	933	978	1,004	1,018	1,017	1,014	1,007	1,006	1,001	1,075
Ku-Maloob-Zaap	332	336	336	326	325	317	335	336	330	342	379	418	479	526
Southwestern Marine Region	1,172	1,234	1,220	1,199	1,181	1,210	1,223	1,263	1,341	1,308	1,289	1,313	1,397	1,425
Abkatún-Pol Chuc	594	617	576	534	510	494	503	543	555	560	571	580	606	610
Litoral Tabasco	578	616	644	665	671	716	720	720	786	748	718	733	790	815
Southern Region	1,765	1,728	1,697	1,674	1,672	1,661	1,660	1,664	1,625	1,596	1,516	1,562	1,608	1,599
Cinco Presidentes	105	117	117	118	116	117	115	115	119	120	126	134	137	151
Bellota-Jujo	306	303	293	268	289	293	302	302	293	309	308	326	334	302
Macuspana-Muspac(2)	580	569	578	577	561	550	540	545	537	528	509	497	526	517
Samaria-Luna	774	739	709	711	705	702	703	703	676	639	572	604	611	629
Northern Region	2,500	2,351	2,284	2,271	2,246	2,214	2,196	2,097	2,051	2,203	2,083	2,029	1,931	1,897
Burgos	1,478	1,368	1,328	1,344	1,337	1,313	1,314	1,243	1,208	1,377	1,309	1,264	1,199	1,191
Poza Rica-Altamira	117	114	115	117	115	118	123	119	119	112	107	117	114	110
Aceite Terciario del Golfo(3)	85	99	111	111	126	142	154	151	149	168	171	168	161	154
Veracruz	819	769	731	700	668	641	606	584	574	546	496	480	457	442

Nitrogen	683	653	767	663	640	639	743	752	700	694	717	693	661	641
Southern Region	106	105	91	88	100	106	111	109	102	85	84	99	84	89
Bellota-Jujo	46.5521	37	31	26	36	34	36	36	33	24	20	28	21	26
Samaria-Luna	59.2997	68	60	62	64	72	75	73	69	62	64	71	62	63
Northeastern Marine Region	577	548	675	575	540	533	632	643	598	609	632	594	577	552
Cantarell	577	548	675	575	540	533	632	643	598	609	632	594	577	552

(1)	Includes nitrogen.
(2)	The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(3)	The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Seismic Information

	First quarter (Jan.-Mar.)
	2013	2014	Change
2D (km)	550	1,192	116.8%	642
3D (km2)	5,374	5,707	6.2%	333

PEMEX Preliminary Results as of March 31, 2014	3 / 21
www.pemex.com

PEMEX

PEMEX

Operating Offshore Platforms

	As of March 31,
	2013	2014	Change
Offshore platforms	234	254	8.5%	20
Storage	1	1	—	—
Compression	10	10	—	—
Control and service	1	1	—	—
Linkage	13	13	—	—
Measurement	1	1	—	—
Drilling	155	172	11.0%	17
Production	25	25	—	—
Telecommunications	6	7	0	1
Treatment and pumping	1	1	—	—
Housing	21	23	9.5%	2

PEMEX

Drilled and Operating Wells

	First quarter (Jan.-Mar.)
	2013	2014	Change
Wells Drilled	259	135	-47.9%	(124)
Development	255	129	-49.4%	(126)
Exploration	4	6	50.0%	2

Operating Wells	9,983	9,725	-2.6%	-258
Crude oil	6,632	6,424	-3.1%	(208)
Non-Associated Gas	3,350	3,301	-1.5%	(49)

PEMEX Preliminary Results as of March 31, 2014	4 / 21
www.pemex.com

PEMEX

PEMEX

Average Operating Drilling Rigs

	First quarter (Jan.-Mar.)
	2013	2014	Change

Total	149	102	-31.5%	(47)
Exploration	17	14	-17.6%	(3)
Development	132	88	-33.3%	(44)

PEMEX

Crude Oil Processing

	First quarter (Jan.-Mar.)
	2013	2014	Change
Total processed (Mbd)	1,237	1,157	-6.4%	(79)
Light Crude	741	651	-12.1%	(90)
Heavy Crude	495	506	2.1%	11
Light Crude / Total Processed	59.9%	56.3%		(3.7)
Heavy Crude / Total Processed	40.1%	43.7%		3.7
Use of primary distillation capacity	70.8%	69.7%		(1.1)

PEMEX

Petroleum Products Production

	First quarter (Jan.-Mar.)
	2013	2014	Change
Total production (Mbd)	1,379	1,330	-3.5%	(49)
Automotive gasolines	425	430	1.1%	5
Fuel oil	283	241	-14.7%	(42)
Diesel	303	282	-6.8%	(20)
LPG	207	214	3.3%	7
Jet Fuel	63	57	-8.9%	(6)
Other(1)	98	105	7.4%	7

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

Note: As of March 31, 2014 PEMEX had 10,535 service stations.

PEMEX Preliminary Results as of March 31, 2014	5 / 21
www.pemex.com

PEMEX

PEMEX

Natural Gas Processing and Production

	First quarter (Jan.-Mar.)
	2013	2014	Change
Natural Gas Processing (MMcfd)	4,481	4,384	-2.2%	(97)
Sour Wet Gas	3,334	3,412	2.4%	78
Sweet Wet Gas	1,148	972	-15.3%	(176)
Condensates Processing (Mbd)	43	50	18.0%	8
Production
Dry gas from plants (MMcfd)	3,759	3,671	-2.3%	(88)
Natural gas liquids (Mbd)	361	369	2.1%	8

PEMEX Preliminary Results as of March 31, 2014	6 / 21
www.pemex.com

PEMEX

PEMEX

Production of Petrochemicals

	First quarter (Jan.-Mar.)
	2013	2014	Change
Total production	1,282	1,441	12.4%	159
Basic (Mt)	109	112	2.6%	3
Heptane	0.3	1	242.8%	0.7
Hexane	—	4		4
Pentanes	3	4	44.5%	1
Carbon black	100	96	-4.2%	(4)
Butane	6	7	17.8%	1
Secondary (Mt)	1,172	1,329	13.3%	156
Methane Derivatives	347	360	3.8%	13
Ammonia	248	245	-0.9%	(2)
Carbon dioxide	59	70	18.6%	11
Methanol	40	45	11.1%	4
Ethane Derivatives	306	282	-7.9%	(24)
Vinyl chloride	18	—	—	(18)
Dichloroethane	0.01	—	—	(0.01)
Ethylene	1	0	-77.3%	(1)
Ethylene glycol	45	40	-11.4%	(5)
Impure glycol	0.8	0.6	-25.5%	(0.2)
Pure monoethylene glycol	3	3	13.4%	0
Ethylene oxide	64	66	1.9%	1
High density polyethylene	49	40	-18.4%	(9)
Low density polyethylene	73	67	-7.9%	(6)
Linear low density polyethylene	53	66	25.8%	14
Aromatics and Derivatives	83	165	99.2%	82
Aromine 100	0	3	27	3
Benzene	0.0	0.2	448.3%	0.2
Styrene	26	33	30.9%	8
Fluxoil	0.6	1.0	74.0%	0.4
High octane hydrocarbon	31	86	180.8%	55
Toluene	12	15	21.6%	3
Xylenes	14	26	93.3%	13
Propylene and Derivatives	92	123	32.5%	30
Hydrocyanic acid	0.6	1.0	56.2%	0.4
Acrylonitrile	7	11	62.9%	4
Propylene	85	110	29.9%	25
Other	344	399	16.0%	55

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous

PEMEX Preliminary Results as of March 31, 2014	7 / 21
www.pemex.com

PEMEX

PEMEX

Industrial Safety and Environmental Protection

	First quarter (Jan.-Mar.)
	2013	2014	Change

Frequency Index(1)	0.75	0.54	-27.6%	(0.21)
Severity Index(2)	20	18	-9.2%	(2)
Sulfur Oxide Emissions (Mt)	100	152	51.0%	51
Reused Water / Use	0.16	0.14	-12.5%	(0.02)

(1)	Number of lost-time injuries by MMmh risk exposure.
(2)	Total days lost by MMmh risk exposure.

Note: MMmh stands for million man-hours.

PEMEX

Volume of Domestic Sales

	First quarter (Jan.-Mar.)
	2013	2014	Change
Dry natural gas (MMcfd)	3,487	3,386	-2.9%	(101)
Petroleum products (Mbd)	1,795	1,689	-5.9%	(107)
Automotive gasolines	778	766	-1.6%	(12)
Fuel oil	191	94	-50.8%	(97)
Diesel	388	377	-2.8%	(11)
LPG	298	299	0.4%	1
Jet fuel	64	67	4.8%	3
Other	76	85	11.8%	9
Petrochemical products (Mt)	990	1,105	11.6%	115

PEMEX Preliminary Results as of March 31, 2014	8 / 21
www.pemex.com

PEMEX

PEMEX

Volume of Exports(1)

	First quarter (Jan.-Mar.)
	2013	2014	Change
Crude oil (Mbd)	1,203	1,191	-1.1%	(13)
Maya(2)	962	927	-3.6%	(34)
Istmo	97	169	74.0%	72
Olmeca	144	94	-35.0%	(51)
Dry natural gas (MMcfd)(3)	1	5	568.4%	3.9
Petroleum products (Mbd)	193	229	19.1%	37
Fuel oil	76	151	99.9%	76
LPG	0.1	—	-100.0%	(0.1)
Jet fuel	2	—	-100.0%	(2)
Naftas	76	68	-11.1%	(9)
Other	38	11	-72.4%	(28)
Petrochemical products (Mt)	111	150	36.0%	40

(1)	Transactions conducted by P.M .I.® Group.
(2)	Includes Altamira.
(3)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX

Volume of Imports(1)

	First quarter (Jan.-Mar.)
	2013	2014	Change
Dry natural gas (MMcfd)(2)	1,245	1,313	5.4%	68
Petroleum products (Mbd)	608	629	3.5%	21
Automotive gasolines	364	376	3.1%	11
Fuel oil	35	7	-81.3%	(28)
Diesel	106	120	13.3%	14
LPG	92	102		10
Jet fuel	3	5	69.5%	2
Naftas	7	19	169.7%	12
Other	0.49	0.45	-9.2%	(0.05)
Petrochemical products (Mt)	77	87	13.0%	10

(1)	Transactions conducted by PMI.
(2)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Preliminary Results as of March 31, 2014	9 / 21
www.pemex.com

PEMEX

PEMEX

Average Exchange Rates and Reference Data

	First quarter (Jan.-Mar.)
	2013	2014	Change
Mexican crude oil basket (USD/b)	104.72	92.10	-12.1%	(12.62)
Regular gasoline in the USCGM (USD¢/gal)	280.12	273.40	-2.4%	(6.72)
LPG price by Decree (MXN/t)	8	9	11.2%	1
International reference LPG (MXN/t)	8	13	69.5%	5
Natural gas (Henry Hub)(USD/MMBtu)	2.27	4.02	77.0%	1.75

	First quarter (Jan.-Mar.)
	2013	2014	Change
MXN per USD	12.3546	13.0837	5.9%	0.73

PEMEX Preliminary Results as of March 31, 2014	10 / 21
www.pemex.com

PEMEX

PEMEX

Consolidated Income Statement

	First quarter (Jan.-Mar.)
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total sales	396,254	406,934	2.7%	10,680	31,102
Domestic sales	214,019	231,044	8.0%	17,025	17,659
Exports	180,000	173,191	-3.8%	(6,809)	13,237
Services income	2,236	2,699	20.7%	463	206
Cost of sales	203,842	210,332	3.2%	6,489	16,076
Gross income	192,412	196,603	2.2%	4,190	15,027
Other revenues (expenses)	40,574	17,178	-57.7%	(23,396)	1,313
IEPS accrued	34,486	15,905	-53.9%	(18,581)	1,216
Other	6,088	1,273	-79.1%	(4,815)	97
Transportation and distribution expenses	7,583	7,328	-3.4%	(255)	560
Administrative expenses	23,885	25,284	5.9%	1,399	1,932
Operating income (loss)	201,517	181,169	-10.1%	(20,349)	13,847
Total interest expense	(17,387)	(13,088)	24.7%	4,299	(1,000)
Total interest income	3,317	5,023	51.5%	1,707	384
Foreign exchange profit (loss)	32,577	(87)	-100.3%	(32,665)	(7)
Profit sharing in non-consolidated subsidiaries and affiliates	(238)	1,135	576.8%	1,373	87
Income before taxes and duties	219,786	174,152	-20.8%	(45,634)	13,311
Taxes and duties	224,174	210,105	-6.3%	(14,069)	16,059
Duties over hydrocarbon extraction and other	221,978	207,676	-6.4%	(14,302)	15,873
Oil income tax	1,066	1,545	44.9%	479	118
Income tax and other	1,129	884	-21.7%	(245)	68
Net income (loss)	(4,388)	(35,953)	-719.3%	(31,565)	(2,748)
Other comprehensive results	(3,639)	(2)	100.0%	3,637	(0)
Investment in equity securities	271	160	-40.9%	(111)	12
Conversion effect	(3,909)	(162)	95.9%	3,748	(12)
Comprehensive income (loss)	(8,027)	(35,955)	-347.9%	(27,928)	(2,748)

PEMEX Preliminary Results as of March 31, 2014	11 / 21
www.pemex.com

PEMEX

PEMEX

Financial Ratios

	First quarter (Jan.-Mar.)
	2013	2014	Change
Cost of sales / Total revenues (including negative IEPS credit)	47.3%	49.7%	2.4
D&A / Operating costs & expenses	15.6%	15.5%	(0.1)
Operating income / Total revenues (including negative IEPS credit)	46.8%	42.8%	(3.9)
Taxes and duties / Total revenues (including negative IEPS credit)	52.0%	49.7%	(2.4)
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Interest expense	(30.7)	(22.7)	8.0

PEMEX

Sales and Services Revenues

	First quarter (Jan.-Mar.)
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total revenues from sales and services	396,254	406,934	2.7%	10,680	31,102
Domestic sales (including negative IEPS recovery)	248,504	246,948	-0.6%	(1,556)	18,874
Domestic sales	214,019	231,044	8.0%	17,025	17,659
Dry gas	14,929	21,939	47.0%	7,010	1,677
Petroleum products (including negative IEPS recovery)	226,287	217,425	-3.9%	(8,863)	16,618
Petroleum products	191,802	201,520	5.1%	9,718	15,402
IEPS	34,486	15,905	-53.9%	(18,581)	1,216
Gasolines	94,318	102,629	8.8%	8,311	7,844
Fuel oil	16,433	8,266	-49.7%	(8,167)	632
Diesel	49,732	53,499	7.6%	3,767	4,089
LPG	17,798	19,568	9.9%	1,770	1,496
Jet fuel	9,479	9,724	2.6%	245	743
Other	4,042	7,834	93.8%	3,792	599
Petrochemical products	7,288	7,585	4.1%	297	580
Exports	180,000	173,191	-3.8%	(6,809)	13,237
Crude oil and condensates	144,400	130,862	-9.4%	(13,538)	10,002
Dry gas	2	20	983.3%	18	1
Petroleum products	19,028	20,782	9.2%	1,754	1,588
Petrochemical products	258	225	-13.0%	(34)	17
Other	16,313	21,304	30.6%	4,991	1,628
Services revenues	2,236	2,699	20.7%	463	206

PEMEX Preliminary Results as of March 31, 2014	12 / 21
www.pemex.com

PEMEX

PEMEX

Operating Costs and Expenses

	First quarter (Jan.-Mar.)
	2013	2014	Change		2014
	(MXN million)				(USD million)
Operating costs and expenses	235,311	242,944	3.2%	7,633	18,568
Cost of sales	203,842	210,332	3.2%	6,489	16,076
Operating expenses	30,683	23,430	-23.6%	(7,254)	1,791
Purchases for resale	90,886	99,366	9.3%	8,480	7,595
Other	82,273	87,536	6.4%	5,263	6,690
Transportation and distribution expenses	7,583	7,328	-3.4%	(255)	560
Administrative expenses	23,885	25,284	5.9%	1,399	1,932

Net cost for the period of employee benefits	30,688	29,562	-3.7%	(1,126)	2,259
Depreciation and amortization expenses	36,639	37,570	2.5%	932	2,872

Note: “Other” includes depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX

Financing income (cost)

	First quarter (Jan.-Mar.)
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total interest expense	(17,387)	(13,088)	24.7%	4,299	(1,000)
Interest expense	(8,738)	(10,982)	-25.7%	(2,244)	(839)
(Cost) by financial derivatives	(8,649)	(2,106)	75.7%	6,543	(161)
Total interest income	3,317	5,023	51.5%	1,707	384
Interest income	667	514	-22.9%	(153)	39
Income by financial derivatives	2,649	4,509	70.2%	1,860	345

PEMEX Preliminary Results as of March 31, 2014	13 / 21
www.pemex.com

PEMEX

PEMEX

Taxes and Duties

	First quarter (Jan.-Mar.)
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total Taxes and Duties	224,174	210,105	-6.3%	(14,069)	16,059
Hydrocarbons Extraction Duties and other	221,978	207,676	-6.4%	(14,302)	15,873
Ordinary Hydrocarbons Duty	186,098	175,942	-5.5%	(10,157)	13,447
Special Hydrocarbons Duty	1,332	780	-41.4%	(552)	60
Extraction of Hydrocarbons Duty	1,498	1,065	-28.9%	(433)	81
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	99	93	-5.8%	(6)	7
Duty for the Fund of Scientific and Technological Research on Energy	2,145	2,020	-5.8%	(125)	154
Duty for Oil Monitoring	10	9	-5.8%	(1)	1
Hydrocarbons Duty for the Stabilization Fund	26,643	26,284	-1.3%	(359)	2,009
Extraordinary Duty on Crude Oil Exports	3,340	1,319	-60.5%	(2,021)	101
Additional Duty on Hydrocarbons	813	164	-79.9%	(649)	13
Crude Oil Income Tax	1,066	1,545	44.9%	479	118
Income Tax and other	1,129	884	-21.7%	(245)	68

PEMEX

Selected Indices

	As of March 31,
Pemex - Exploration and Production	2013	2014	Change	2014
				(USD/boe)
Total sales / Hydrocarbons production (MXN/boe)	964.5	908.1	(56.4)	69.4
Operating income / Hydrocarbons production (MXN/boe)	712.8	641.4	(71.3)	49.0
Net income / Hydrocarbons production (MXN/boe)	97.4	(16.2)	(113.7)	(1.2)
Taxes and duties / Operating income (%)	93.8%	98.7%	5.0

PEMEX Preliminary Results as of March 31, 2014	14 / 21
www.pemex.com

PEMEX

PEMEX

Consolidated Balance Sheet

	As of March 31,	As of March 31,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total assets	2,047,390	2,051,440	0.2%	4,050	156,794
Current assets	266,914	267,732	0.3%	818	20,463
Cash and cash equivalents	80,746	83,172	3.0%	2,426	6,357
Accounts, notes receivable and other	122,512	131,395	7.3%	8,883	10,043
Inventories	56,914	46,108	-19.0%	(10,806)	3,524
Derivative financial instruments	6,742	7,056	4.7%	315	539
Investment in equity securities	17,729	18,377	3.7%	649	1,405
Permanent investment in shares of associates	16,780	17,755	5.8%	975	1,357
Property, plant and equipment	1,721,579	1,718,830	-0.2%	(2,749)	131,372
Deferred taxes	2,493	1,317	-47.2%	(1,176)	101
Restricted cash	7,702	9,538	23.8%	1,836	729
Other assets	14,195	17,891	26.0%	3,697	1,367

Total liabilities	2,232,637	2,270,832	1.7%	38,195	173,562
Current liabilities	259,191	250,331	-3.4%	(8,860)	19,133
Short-term debt	90,677	120,796	33.2%	30,119	9,233
Suppliers	106,745	61,019	-42.8%	(45,727)	4,664
Accounts and accrued expenses payable	14,195	11,183	-21.2%	(3,012)	855
Financial Instruments	6,284	5,182	-17.5%	(1,102)	396
Taxes and duties payable	41,289	52,152	26.3%	10,862	3,986
Long-term liabilities	1,973,446	2,020,500	2.4%	47,054	154,429
Long-term debt	750,563	787,308	4.9%	36,744	60,175
Employee benefits	1,119,208	1,130,054	1.0%	10,846	86,371
Provision for diverse credits	69,209	69,835	0.9%	625	5,338
Other liabilities	7,406	8,534	15.2%	1,128	652
Deferred taxes	27,060	24,770	-8.5%	(2,290)	1,893
Total equity	(185,247)	(219,392)	18.4%	(34,145)	(16,768)
Holding	(185,751)	(219,826)	18.3%	(34,075)	(16,802)
Certificates of contribution “A”	114,605	114,605	0.0%	—	8,759
Federal Government Contributions	115,314	117,123	1.6%	1,810	8,952
Legal Reserve	1,002	1,002	0.0%	0	77
Comprehensive accumulated results	(129,066)	(129,068)	0.0%	(3)	(9,865)
Retained earnings (accumulated losses)	(287,606)	(323,488)	12.5%	(35,883)	(24,725)
From prior years	(117,740)	(287,606)	144.3%	(169,866)	(21,982)
For the year	(169,866)	(35,883)	-78.9%	133,983	(2,743)
Participation of non-holding entities	504	434	-13.8%	(70)	33
Total liabilities and equity	2,047,390	2,051,440	0.2%	4,050	156,794

PEMEX Preliminary Results as of March 31, 2014	15 / 21
www.pemex.com

PEMEX

PEMEX

Selected Financial Indices

	As of Dec. 31,	As of March 31,
	2013	2014	Change
Property, plant and equipment / Assets	84.1%	83.8%	(0.3)
Debt / Total liabilities and equity	41.1%	44.3%	3.2
Working capital (MXN million)	(1,965,723)	(2,003,100)	(37,377)

PEMEX

Consolidated Total Debt

	As of Dec. 31,	As of March 31,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Total debt	841,240	908,104	7.9%	66,864	69,407
Short-term	90,677	120,796	33.2%	30,119	9,233
Long-term	750,563	787,308	4.9%	36,744	60,175

Cash and cash equivalents	80,746	83,172	3.0%	2,426	6,357
Total net debt	760,495	824,932	8.5%	64,437	63,050

PEMEX Preliminary Results as of March 31, 2014	16 / 21
www.pemex.com

PEMEX

PEMEX

Debt Maturity Profile

	As of March 31, 2014
	(MXN million)	(USD million)

Total debt	908,104	69,407

In Mexican pesos	178,742	13,661

2014	21,446	1,639
enero 2015 - marzo 2015	7,960	608
abril 2015 - marzo 2016	28,113	2,149
abril 2016 - marzo 2017	1,150	88
abril 2017 - marzo 2018	23,446	1,792
2018 and forward	96,628	7,385

Other Currencies	729,362	55,746

2014	66,947	5,117
enero 2015 - marzo 2015	24,444	1,868
abril 2015 - marzo 2016	51,176	3,911
abril 2016 - marzo 2017	55,018	4,205
abril 2017 - marzo 2018	62,776	4,798
2018 and forward	469,001	35,846

PEMEX

Exposure of Debt Principal(1)

	As of March 31,
	2013	2014	2013	2014	2013	2014
	By currency		At fixed rate		At floating rate

Total	100.0%	100.0%	68.6%	73.6%	31.4%	26.1%
USD	80.4%	80.2%	74.6%	78.6%	25.4%	21.4%
MXN	18.5%	18.9%	46.9%	55.9%	53.1%	44.1%
EUR	1.1%	0.6%	0.0%	0.0%	100.0%	100.0%
JPY	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
UDIs	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%

(1)	Includes derivative financial instruments.

PEMEX Preliminary Results as of March 31, 2014	17 / 21
www.pemex.com

PEMEX

PEMEX

Derivative Financial Instruments

	As of March 31,
	2013	2014	Change	2014
	(MXN million)			(US$MM)
Derivative financial instruments linked to debt and assets
Mark to market (MXN million)	(3,366)	1,756	5,122	134
Interest rate swaps	—	39	39	3
Cross currency swaps	(2,533)	(193)	2,340	(15)
Extinguishing cross currency swaps	803	1,936	1,133	148
Assets swaps	(1,636)	(27)	1,609	(2)
Face value (MXN million)	147,176	176,535	29,359	13,493
Interest rate swaps	—	9,813	9,813	750
Cross currency swaps	115,206	130,609	15,403	9,983
Extinguishing cross currency swaps	15,689	13,457	(2,232)	1,029
Assets swaps	16,281	22,656	6,375	1,732

Natural gas derivative financial instruments
Mark to market (MXN million)	4	1	(3)	0.1
Long swaps	(58)	1	59	0
Short swaps	62	0	(62)	0
Long options	17	23	5	2
Short options	(17)	(22)	(6)	(2)
Volume (MMBtu)	(531)	—	531
Long swaps	4,782,906	1,159,560	(3,623,346)
Short swaps	(4,784,157)	(1,159,560)	3,624,597
Long options	4,471,696	4,850,398	378,702
Short options	(4,470,976)	(4,850,398)	(379,422)

Crude oil and petroleum products derivative financial instruments classified as cash and cash equivalents for accounting purposes due to high liquidity
Mark to market (MXN million)	144	75	(69)	6
Stock market futures	(9)	6	15	0
Stock market swaps	154	69	(85)	5
Net volume (MM barrels)	(10)	(5)	5
Stock market futures	(1)	(1)	(0)
Stock market futures	(9)	(4)	5

Derivative financial instruments fo PMI
Mark to market (MXN million)	360	117	(243)	9
Interest rate swaps OTC markets	(125)	(67)	58	(5)
Forward exchange rate in OTC markets	(284)	145	429	11
Stock options	769	39	(730)	3
Face value (MXN million)	19,749	12,777	(6,972)	977
Interest rate swaps OTC markets	1,689	1,632	(57)	125
Forward exchange rate in OTC markets	8,462	4,792	(3,670)	366
Stock options	9,599	6,353	(3,246)	486

Note: the fair value of the Financial Derivative Instruments has been adjusted in accordance with the International Financial Reporting Standards (IFRS).

PEMEX Preliminary Results as of March 31, 2014	18 / 21
www.pemex.com

PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of March 31,
	2013	2014	Change		2014
	(MXN million)				(USD million)
Operating Activities
Net income (loss)	(4,388)	(35,953)	-719.3%	(31,565)	(2,748)
Items related to investing activities	36,947	40,188	8.8%	3,241	3,072
Depreciation and amortization	36,639	37,570	2.5%	932	2,872
Unsuccessful wells	803	2,504	211.7%	1,701	191
Retirement of property, plant and equipment	61	1,249	1956.4%	1,188	95
Profit sharing in non-consolidated subsidiaries and affiliates	(238)	(1,135)	-376.8%	(897)	(87)
Effects of net present value of reserve for well abandonment	(318)	—	100.0%	318	—
Activities related to financing activities	(27,271)	10,616	138.9%	37,887	811
Amortization of primes, discounts, profits and debt issuance expenses	—	(814)	0.0%	(814)	(62)
Interest expense (income)	8,672	10,938	26.1%	2,266	836
Unrealized loss (gain) from foreign exchange fluctuations	(35,943)	493	101.4%	36,435	38
Subtotal	5,288	14,851	180.9%	9,563	1,135
Funds provided by (used in) operating activities	43,528	(33,774)	-177.6%	(77,303)	(2,581)
Financial instruments for negotiation	5,259	(1,417)	-126.9%	(6,676)	(108)
Accounts and notes receivable	(22,402)	(10,719)	52.2%	11,683	(819)
Inventories	12,534	10,806	-13.8%	(1,728)	826
Other assets	(3,480)	(6,054)	-74.0%	(2,575)	(463)
Accounts payable and accrued expenses	(795)	(3,012)	-278.9%	(2,217)	(230)
Taxes paid	15,552	10,862	-30.2%	(4,690)	830
Suppliers	18,538	(45,727)	-346.7%	(64,264)	(3,495)
Provision for diverse credits	(677)	1,754	359.2%	2,430	134
Employees benefits	19,666	10,846	-44.9%	(8,820)	829
Deferred taxes	(667)	(1,113)	-66.8%	(446)	(85)
Net cash flow from operating activities	48,816	(18,923)	-138.8%	(67,740)	(1,446)
Investing activities
Acquisition of property, plant and equipment	(47,622)	(36,070)	24.3%	11,552	(2,757)
Exploration expenses	(288)	(147)	49.0%	141	(11)
Net cash flow from investing activities	(47,910)	(36,217)	24.4%	11,693	(2,768)
Cash needs related to financing activities	906	(55,140)	-6183.1%	(56,047)	(4,214)
Financing activities
Increase of contributions from the Federal Government	—	2,000	0.0%	2,000	153
Decrease of contributions from the Federal Government	—	(190)	0.0%	(190)	(15)
Loans obtained from financial institutions	87,014	97,439	12.0%	10,425	7,447
Amortization of loans	(86,362)	(29,770)	65.5%	56,592	(2,275)
Interest paid	(8,721)	(11,422)	-31.0%	(2,701)	(873)
Net cash flow from financing activities	(8,069)	58,057	819.5%	66,126	4,437
Net Increase (decrease) in cash and cash equivalents	(7,163)	2,917	140.7%	10,079	223
Effect of change in cash value	(1,036)	(490)	52.7%	546	(37)
Cash and cash equiv. at the beginning of the period	119,235	80,746	-32.3%	(38,489)	6,171
Cash and cash equivalents at the end of the period	111,036	83,172	-25.1%	(27,864)	6,357

PEMEX Preliminary Results as of March 31, 2014	19 / 21
www.pemex.com

PEMEX

PEMEX

EBITDA Reconciliation

	First quarter (Jan.-Mar.)
	2013	2014	Change		2014
	(MXN million)				(USD million)
Net loss	(4,388)	(35,953)	-719.3%	(31,565)	(2,748)
+ Taxes and duties	224,174	210,105	-6.3%	(14,069)	16,059
- Total interest expense	(17,387)	(13,088)	24.7%	4,299	(1,000)
- Total interest income	3,317	5,023	51.5%	1,707	384
- Foreign exchange fluctuation	32,577	(87)	-100.3%	(32,665)	(7)
+ Depreciation and amortization	36,639	37,570	2.5%	932	2,872

+ Net cost for the period of employee benefits	30,688	29,562	-3.7%	(1,126)	2,259

EBITDA	268,606	249,437	-7.1%	(19,170)	19,065

PEMEX Preliminary Results as of March 31, 2014	20 / 21
www.pemex.com

PEMEX

PEMEX

Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Commercial entities	Petróleos Mexicanos and Subsidiary Companies	Intersegment eliminations	Total
	(MXN million)
First quarter (Jan.-Mar.) 2014
Total sales	297,729	201,504	66,403	11,550	285,208	17,496	(472,956)	406,934
External clients	—	180,523	42,935	7,585	173,191	—	—	404,235
Intersegment	297,729	19,933	22,867	3,965	111,836	16,359	(472,690)	—
Revenues from services	—	1,047	601	—	181	1,136	(266)	2,699
Depreciation and amortization	32,167	2,779	1,772	662	3	188	—	37,570
Cost of the reserve for employee benefits	9,136	9,232	2,257	2,797	47	6,093	—	29,562
Gross income (loss)	221,296	(29,320)	1,823	(83)	2,400	16,984	(16,496)	196,603
Operating income (loss)	210,310	(29,784)	(2,778)	(3,847)	2,134	5,112	22	181,169
Total interest expense	(12,769)	(2,984)	(96)	(17)	(338)	(19,130)	22,245	(13,088)
Total interest income	4,627	44	771	30	425	21,368	(22,242)	5,023
Foreign exchange profit (loss)	91	(28)	(86)	(1)	(6)	(57)	—	(87)
Taxes and duties	207,676	—	(327)	5	792	1,959	—	210,105
Net income (loss)	(5,326)	(32,752)	(1,574)	(3,841)	2,149	(39,647)	45,038	(35,953)

As of March 31, 2014
Total assets	1,852,214	529,236	211,370	115,811	112,476	1,705,074	(2,474,741)	2,051,440
Current assets	518,230	271,063	105,958	76,106	97,181	402,296	(1,203,103)	267,732
Equity securities	—	—	—	—	0	18,377	—	18,377
Investment in equity securities	1,281	488	4,422	—	7,790	490,519	(486,746)	17,755
Property, plant and equipment	1,312,132	255,749	100,320	38,830	1,153	10,646	—	1,718,830
Total liabilities	1,363,374	656,162	141,858	116,244	78,670	1,902,417	(1,987,894)	2,270,832
Current liabilities	193,033	266,009	32,450	7,606	71,654	875,952	(1,196,373)	250,331
Long-term liabilities	1,170,341	390,153	109,408	108,638	7,016	1,026,465	(791,521)	2,020,500
Equity	488,840	(126,926)	69,512	(434)	33,806	(197,343)	(486,847)	(219,392)

First quarter (Jan.-Mar.) 2013
Total sales	320,247	192,113	49,846	9,794	277,709	15,714	(469,168)	396,254
External clients	—	173,652	33,079	7,288	180,000	—	—	394,018
Intersegment	320,247	17,526	16,498	2,506	97,500	14,588	(468,865)	—
Revenues from services	—	935	269	—	209	1,126	(303)	2,236
Depreciation and amortization	31,503	2,667	1,655	624	2	187	—	36,639
Cost of the reserve for employee benefits	9,746	9,966	2,366	2,957	46	5,608	—	30,688
Gross income (loss)	242,387	(58,026)	3,533	167	3,822	14,919	(14,390)	192,412
Operating income (loss)	236,671	(38,633)	(49)	(3,283)	3,532	3,244	36	201,517
Total interest expense	(18,360)	(4,776)	(271)	(13)	(1,384)	(28,229)	35,646	(17,388)
Total interest income	10,305	41	1,276	168	1,059	26,149	(35,681)	3,317
Foreign exchange profit (loss)	25,678	2,971	124	2	60	3,740	—	32,577
Taxes and duties	221,978	—	843	9	1,031	312	—	224,174
Net income (loss)	32,355	(40,397)	378	(3,135)	1,807	6,815	(2,211)	(4,388)

As of March 31, 2013
Total assets	1,890,735	535,536	209,477	119,393	1,534,685	(2,374,270)	—	1,915,556
Current assets	596,520	297,762	102,036	78,018	489,649	(1,353,631)	—	210,354
Equity securities	—	—	—	—	15,477	—	—	15,477
Investment in equity securities	1,021	409	3,821	—	370,741	(367,506)	—	8,486
Property, plant and equipment	1,281,603	235,678	103,112	40,902	10,236	—	—	1,671,530
Total liabilities	1,299,155	849,554	147,422	136,236	1,803,012	(2,006,775)	—	2,228,605
Current liabilities	187,225	380,509	24,131	6,756	911,372	(1,345,670)	—	164,322
Long-term liabilities	1,111,930	469,045	123,291	129,480	891,640	(661,105)	—	2,064,283
Equity	591,580	(314,018)	62,055	(16,843)	(268,327)	(367,496)	—	(313,049)

Investor Relations
(+52 55) 1944 - 9700
ri@pemex.com
@PEMEX_RI

PEMEX Preliminary Results as of March 31, 2014	21 / 21
www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: May 21, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.